

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

September 29, 2009

James E. Mead
Chief Financial Officer
Strategic Hotels & Resorts, Inc.
200 West Madison Street, Suite 1700
Chicago, Illinois 60606

> **Re:** **Strategic Hotels & Resorts, Inc.**
> **Form 10-K for the Year Ended December 31, 2008**
> **Filed March 2, 2009**
> **File No. 001-32223**

Dear Mr. Mead:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Form 10-K for the Year Ended December 31, 2008</u>

<u>Item 2. Properties, page 21</u>

1.   We note that you do not operate your hotels directly, but rather, you employ hotel management companies to operate them under management contracts or operating leases. In future filings, for each material agreement, please discuss in greater detail the principal terms of the agreement including the management contract/operating lease expiration**.** Please tell us how you intend to comply.

Exhibit Index, page 118

2.   We note that you have filed the forms of many of your material contracts. Please
        explain to us why you have filed the forms of these contracts or file the final, fully
        executed contracts in future filings.

3.   We note certain material contracts that you filed in accordance with Item
        601(b)(10) of Regulation S-K, such as the contracts filed as Exhibits 10.9, 10.10,
        10.11, 10.12, 10.26, 10.27, 10.28, 10.34, 10.36, 10.37, 10.39, 10.40, 10.41, 10.42,
        10.43, 10.51, 10.62, 10.63, 10.70, 10.76, 10.78, 10.80, 10.82, 10.84, 10.90, 10.95,
        10.97, 10.103, 10.104, 10.116, 10.117 and 10.120, do not have the referenced
        schedules or exhibits attached. Item 601(b)(10) of Regulation S-K requires you to
        file all material contracts in their entirety. Please file the complete contract in
        future filings or tell us why you believe this information is no longer material to
        investors.

Definitive Proxy Statement

Executive Compensation, page 14

Compensation Discussion and Analysis, page 15

4.   We note your statement that you benchmark total compensation towards the 75th
        percentile. Your CD&A should also include a discussion of where actual
        payments fall within the targeted parameter. To the extent actual compensation
        was outside the targeted percentile, include an explanation of the reasons for this
        change. Please provide us with supplemental disclosure of how you plan to
        comply and confirm that you will provide similar disclosure in future filings.

 (3) LTI Program, page 19

5.   In future filings, please expand your discussion of compensation awards to
        explain specifically why each named executive officer received the base salary,
        bonus and long-term incentive award that he or she did. For example, your
        discussion of long-term incentive awards should explain specifically how each
        factor, such as individual performance, was used to determine the award and why
        you decided to it based on the respective executive officer's ability to meet those
        factors. Please refer to Item 402(b) of Regulation S-K for guidance. Please tell
        us how you plan to comply and confirm that you will provide similar disclosure in
        future filings. Furthermore, please note that to the extent there are changes in the
        compensation awarded to your named executive officers in future filings, you
        should specifically address each executive officers' compensation awards
        individually, explaining how and why the compensation committee came to the
        conclusions that it did with respect to that officer.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Bill Demarest at (202) 551-3432 or Dan Gordon at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Martin at (202) 551-3391 or me at (202) 551-3233 with any other questions.

Sincerely,

Tom Kluck
Branch Chief